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                            June 24, 2024

       Joseph Robert
       Chief Executive Officer
       Robert Ventures Holdings LLC
       2810 N. Church St.
       #28283
       Wilmington, DE 19802

                                                        Re: Robert Ventures
Holdings LLC
                                                            Amendment No. 4 to
Offering Statement on Form 1-A
                                                            Filed May 29, 2024
                                                            File No. 024-12331

       Dear Joseph Robert:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 14, 2024, letter.

       Amendment 4 for Form 1-A filed May 29, 2024

       Management's Discussion and Analysis, page 32

   1. We note your disclosure in response to prior comment 4. Please clarify whether and for what period of time you
have have extended the Cobia loan, as we note that the loan was due nine months after
its date of July 8, 2023, or by April 8, 2024.
       Financial Statements, page F-1

   2. We note your responses to prior comments 6, 7 and 8, and continued inclusion of financial statements provided by
your former auditor which performed prohibited services during the audit and
professional engagement period, and await the filing of your amended Form
                                                        1-A to address such
comments.
 Joseph Robert
Robert Ventures Holdings LLC
June 24, 2024
Page 2
General

3.    We note your revised disclosure indicates that the Company    will also
review its
      investment portfolio on an annual basis to ensure that its digital asset holdings, other than
      Bitcoin or Ether (which the Company has determined are not securities), do not meet or
      exceed 40% of the Company   s total assets (exclusive of Government
securities or cash
      items) on an unconsolidated basis.    Please address whether the Company
 s plans to make
      such assessments on an annual basis (rather than, for example, on a quarterly basis) may subject the Company to increased risks of inadvertently becoming an investment company. In this regard, we note that the Company could inadvertently trigger the definition in Section 3(a)(1)(C) at the end of any of its fiscal quarters (and, more generally, the Company may trigger the definition under Section 3(a)(1)(A) at any time).
4. We note your response to comment 10, which provides a conclusory assertion that the
      Company has    no assets which are considered securities    and appears
to indicate that as
      of the Company   s most recent fiscal quarter ended, the Company holds
only cash in
      demand deposit bank accounts, cash in an interactive broker   s account,
and de minimis
      cash in a Payward Ventures account. To the extent the Company holds any assets that are not demand deposits in bank accounts (or the de minimis amount in the Payward Ventures
      account)   including, for example, an    interest receivable       please
provide the analysis
      requested in comment 15 of our letter dated March 12, 2024.
       Please contact Kristina Marrone at 202-551-3429 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



                                                             Sincerely,
FirstName LastNameJoseph Robert
                                                             Division of
Corporation Finance
Comapany NameRobert Ventures Holdings LLC
                                                             Office of Real
Estate & Construction
June 24, 2024 Page 2
cc:       Arden Anderson, Esq.
FirstName LastName